August 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Filings – Rule 497(j)

Re: Dreyfus Massachusetts Intermediate Municipal Bond Fund
    Registration Statement File No. 33-47346
    CIK No. 887072

Dear Sir or Madam:

Pursuant to Rule 497(j) under the Securities Act of 1933, this is to certify that the form of Prospectus and Statement of Additional Information that would have been filed under paragraph (b) or (c) of this section does not differ from that contained in the most recent amendment, Post Effective Amendment No. 17 to the Registration Statement, electronically filed with the Securities and Exchange Commission on July 25, 2005.

Very truly yours,

/s/ Loretta Johnston
  Loretta Johnston
  Paralegal

cc: John Hammalian